Exhibit 99.2

MANCHESTER UNITED PLC
C/O WOODS, OVIATT & GILMAN LLP
1900 BAUSCH & LOMB PLACE
ROCHESTER, NY 14604

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on June 19, 2025 for shares held directly and by 11:59 p.m. Eastern Time on June 17, 2025 for shares held in a Plan. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on June 19, 2025 for shares held directly and by 11:59 p.m. Eastern Time on June 17, 2025 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V67573-P25000 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MANCHESTER UNITED PLC

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Avram Glazer	☐	☐	☐
1b. Joel Glazer	☐	☐	☐
1c. Kevin Glazer	☐	☐	☐
1d. Bryan Glazer	☐	☐	☐
1e. Darcie Glazer Kassewitz	☐	☐	☐
1f. Edward Glazer	☐	☐	☐
1g. Rob Nevin	☐	☐	☐
1h. John Reece	☐	☐	☐
1i. Robert Leitão	☐	☐	☐
1j. John Hooks	☐	☐	☐
1k. Omar Berrada	☐	☐	☐
1l. Roger Bell	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V67574-P25000 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com. MANCHESTER UNITED PLC Annual Meeting of Shareholders June 20, 2025 12:00 PM This proxy is solicited by the Board of Directors The undersigned hereby appoints Omar Berrada, Roger Bell, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Class A Ordinary Shares and/or Class B Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held on June 20, 2025 at 12:00 PM EDT, in the offices of Woods Oviatt Gilman LLP, located at 1900 Bausch and Lomb Place, Legacy Tower, Rochester, NY 14604, and at any adjournments or postponements thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side